

May 10, 2019

Via E-Mail

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176

     Re: **CSS Industries Inc.**
           DFAN14A filed May 2, 2019
           Filed by Varana Capital Focused, LP *et al.*
           File No. 1-02661

Dear Mr. Davis:

     The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above and have the following comments.

Press Release dated May 2, 2019

1. In this proxy contest, you have nominated more nominees than there are current board members of CSS Industries, Inc. ("Company"). The title of your press release is "Verana Capital Seeks Overhaul of the Board of CSS Industries." While you have reserved the right to seek to replace, "some or all" of the current board of directors, where there is a possibility that you will seek to replace all or a majority, we believe the statement that "no change of control is at stake" here is likely to confuse shareholders. You appear to be limiting your definition of a change of control to a purchase of a majority equity stake in the Company. However, it is not clear that the phrase or term is so narrowly defined in common corporate usage. For example, so-called "change in control" provisions in debt covenants are often triggered by a change in majority control of a board, and may become an issue in this contest. In future soliciting materials, avoid making such an assertion unless you ultimately solicit a minority slate.

2. In multiple places, the press release presents statements of opinion or belief as facts. In future soliciting materials, including the proxy statement when it is filed, please make clear that you are clearly characterizing your own opinions or beliefs as such.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions